EXHIBIT 99.1

Brookfield Infrastructure Completes Annual Filings

BROOKFIELD, NEWS, March 13, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) today announced that it has filed its 2017 annual report on Form 20-F (the “Annual Report”), including its audited financial statements for the year ended December 31, 2017, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available under the Financial Reports section of our website and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com